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                                  EXHIBIT 20.1

                                  PRESS RELEASE


Cisco to Invest US$1 Billion in KPMG to Expand Global Internet Services for Service Provider and Enterprise Market

Joint Venture will Add 4,000 KPMG Engineers to Support Deployment of Cisco Networks


SAN JOSE, Calif. & NEW YORK, NY -- August 9 -- Cisco Systems, Inc. and KPMG LLP today announced that Cisco plans to invest more than US$1 billion in KPMG's market-leading Internet services business, focusing on telecommunications and enterprise markets. Both companies have signed a letter of intent and KPMG's board of directors has voted to approve the investment.

Under the terms of this letter of intent, KPMG, the leading e-Engineer in the marketplace, will add 4,000 Internet integrators over the next 18 months. These engineers will help develop and deliver Internet-based data, voice and video services to clients secured by Cisco's 6,000-person strong sales force. The demand for Internet-based communications services is equally significant worldwide, and KPMG's consultants will also service expanding customer needs in Europe, Asia and Latin America.

"We chose to make an investment in KPMG's consulting business because KPMG understands how the Internet will reshape the future of all businesses," said John Chambers, president and CEO, Cisco Systems. "KPMG played an integral role in moving Cisco's own business to the web, where today we are the worldwide leader in e-commerce and in using Internet applications to manage our business. Under this joint venture, our customers can now count on the Internet systems expertise of Cisco and the Internet solutions expertise of KPMG, a significant combination for any company that wants to move their business to the Internet and participate in the emerging Internet Ecosystem of connected businesses and customers."

"Any company today planning to move their business to the Internet naturally thinks of partnering with Cisco first, the market leader in networking for Internet," said Stephen G. Butler, chairman and CEO of KPMG LLP. "As the market leader in Internet integration services, KPMG prides itself on delivering the best possible solutions to our Internet customers, and we believe that this relationship with Cisco will further enhance our ability to meet the challenges our clients face in this rapidly evolving new economy."

To better serve customers, KPMG will build six Internet innovation centres, work closely with personnel in Cisco sales offices and provide additional support to Cisco's existing customers. KPMG's consulting unit will support customers in the telecommunications and enterprise markets, respectively.

Cisco and KPMG expect to sign a definitive agreement and close the transaction in September 1999. The transaction is subject to a number of closing conditions, including obtaining government approvals. KPMG will incorporate its consulting practice as "KPMG Consulting," and Cisco will be represented on KPMG Consulting's board of directors upon approval of the transaction by the firm's partners.


Cisco Systems

Cisco Systems, Inc. (NASDAQ:CSCO) is the worldwide leader in networking for the Internet.
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